Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

IMPORT AND EXPORT AGENCY FRAMEWORK AGREEMENT

Reference is made to the announcements of the Company dated 10 January 2008, 28 January 2011 and 19 April 2013 in relation to various continuing connected transactions of the Company.

On 9 January 2014, the Company and SAIETC have entered into a new Import and Export Agency Framework Agreement to renew the continuing connected transactions contemplated therein for a fixed term of three years commencing from 1 January 2014 to 31 December 2016.

As the applicable percentage ratios (other than the profits ratio) for the Import and Export Agency Framework Agreement are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the Import and Export Agency Framework Agreement are only subject to the reporting, announcement and annual review requirements and is exempt from the independent shareholders’ approval requirements under the Listing Rules.

Reference is made to the announcements of China Southern Airlines Company Limited (the “Company”) dated 10 January 2008, 28 January 2011 and 19 April 2013 in relation to various continuing connected transactions of the Company.

On 9 January 2014, the Company and Southern Airlines (Group) Import and Export Trading Company (“SAIETC”) have entered into a new import and export agency framework agreement(the “Import and Export Agency Framework Agreement”) to renew the continuing connected transactions contemplated therein for a fixed term of three years commencing from 1 January 2014 to 31 December 2016.

IMPORT AND EXPORT AGENCY FRAMEWORK AGREEMENT

Date

9 January 2014 (after trading hours)

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Parties

(a)	The Company, the principal business activity of the Company is that of civil aviation; and

(b)	SAIETC, which is wholly owned by China Southern Air Holding Company (the “CSAHC”), the controlling shareholder of the Company and SAIETC is therefore a connected person of the Company under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The principal business activities of SAIETC are that of import and export of aircraft, flight equipment and facilities, and custom clearing services.

Subject matter

Pursuant to the Import and Export Agency Framework Agreement, SAIETC agreed to provide the following services to the Company and its subsidiaries (the “Group”):

(1) import and export services of aircraft, aircraft engines, flight equipment, aircraft simulator, special vehicles for airline use, communication and navigation facilities, ground facilities, computer software and etc., and the relevant lease services;

(2) customs clearance services;

(3) customs declaration and inspection services, and the relevant storage, transportation and insurance agency services; and

(4) tendering and agency services.

The Group will enter into, from time to time and as necessary, separate agreements in relation to the specific agency services contemplated under the Import and Export Agency Framework Agreement during the term thereof.

The Import and Export Agency Framework Agreement is valid for a term of three years, commencing from 1 January 2014 to 31 December 2016, subject to compliance with the relevant provisions of the Listing Rules by the Company.

Both parties agreed that the service fees under the Import and Export Agency Framework Agreement shall be determined after arm's length negotiation. In relation to the service fee charged for import and export services, both parties agreed that such fee shall not be higher than the prevailing market rate charged by several trading companies of certain airlines companies in the PRC for similar services. In relation to the service fee charged for custom clearing, custom declaration and inspection, and the relevant storage, transportation and insurance services, both parties agreed that such fee charged shall not be higher than the prevailing market rate charged for similar services provided by independent third party service providers in the flight equipment logistics transportation market in the PRC. In relation to the service fee charged for the tendering and agency services, it is required to be determined in accordance with the fee standard prescribed by the State for this kind of tendering and agency services from time to time.

The services fee is payable within the time period set out in the invoice to be delivered to the Group. The Group shall settle the services fee wholly by its internal resources.

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Historical figures and annual cap

For the three years ended 31 December 2013, the aggregate historical agency fee incurred by the Group for the above import and export services were approximately RMB87 million, RMB96 million and RMB120.72 million (unaudited), respectively.

The previous annual caps for the three years ended 31 December 2013 were set at RMB97.2 million, RMB 97.2 million and RMB 160 million, respectively..

According to the historical figures as disclosed above, the Company expected there should be a slight increase in import volume of the aircraft due to the future business development of the Group. However, it is expected that the approximate amount of the import and export services required for the future business development of the Company will not exceed the cap of RMB 160 million per annum so the annual cap shall remain at RMB160 million per annum for the entire term of the Import and Export Agency Framework Agreement.

Reasons for and benefits of entering into the Import and Export Agency Framework Agreement

As the original import and export agency framework agreement expired on 31 December 2013 and the transactions contemplated thereunder would continue to be entered into on a recurring basis between the parties, the Company entered into the Import and Export Agency Framework Agreement to renew the continued cooperation with SAIETC in order to fit the operation need of the Company and cater for the expected slight increase in demand for import and export services and the relevant services as disclosed above.

The Group is expected to benefit from SAIETC's better understanding of the operations of the Group which should allow an expedient and efficient service provision to facilitate the expansion and development of import and export services and the relevant services of the Group.

It is expected that the continuing connected transactions contemplated under the Import and Export Agency Framework Agreement will allow the Group to maintain its stable operations and leverage on the experiences and resources of SAIETC in import and export and enjoy economies of scale, which will benefit the ongoing operation of the Group’s business and facilitate future growth.

Implications under the Listing Rules

CSAHC is the controlling shareholder of the Company, holding approximately 53.12% equity interest in the Company as of the date hereof, and is therefore a connected person of the Company under the Listing Rules. The principal business activity of CSAHC, based on its business licence, is that of operating and managing, on behalf of the PRC government, certain state-owned assets, including properties, and state-owned shareholdings in various PRC companies.

SAIETC is a wholly-owned subsidiary of CSAHC, and is therefore a connected person of the Company under the Listing Rules, the transactions contemplated under the Import and Export Agency Framework Agreement constitute continuing connected transactions for the Company under the Listing Rules.

The board (the "Board") of directors (the "Directors") of the Company (including the independent non-executive Directors) considers that the terms of the Import and Export Agency Framework Agreement and the annual cap in respect thereof are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

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Pursuant to the Listing Rules, as the applicable percentage ratios (other than the profits ratio) for the Import and Export Agency Framework Agreement are on an annual basis exceeding 0.1% and less than 5%, the transactions contemplated under the Import and Export Agency Framework Agreement are only subject to the reporting, announcement and annual review requirements and is exempt from the independent shareholders' approval requirements under the Listing Rules. There are no other transactions which should be aggregated with the transactions contemplated under the Import and Export Agency Framework Agreement under Rules 14.22 and 14A.25 of the Listing Rules.

GENERAL

Among the 12 Directors, four connected Directors, Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An and Ms. Yang Li Hua, who were duly appointed to the Board by CSAHC, were required to abstain from voting in the Board meeting in respect of the resolution to approve the Import and Export Agency Framework Agreement. All the remaining Directors who were entitled to vote, unanimously approved the above resolution.

By order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

9 January 2014

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

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